Writer's Direct Dial: +44 (0) 207 614-2237
E-Mail: sperber@cgsh.com November 23, 2005

BY EDGAR Mr. Jim B. Rosenberg Senior Assistant Chief Accountant Division of Corporation Finance Securities and Exchange Commission Washington, D.C. 20549 United States

Re:	GlaxoSmithKline PLC Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2004 (File No. 1-15170)

Dear Mr. Rosenberg:

By letter dated October 19, 2005, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain additional comments on the Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 1-15170) (the “2004 Annual Report”) filed by GlaxoSmithKline PLC (the “Company”) with the Commission on March 8, 2005, following the letter of September 1, 2005 in response to the Staff’s initial comments on the 2004 Annual Report (the “September 1 Response Letter”). This letter contains the Company’s responses to the Commission’s additional comments.

For convenience, we have reproduced the Staff’s comments and provided responses immediately below them.

Operating and Financial Review and Prospects

Taxation, page 68

1.            We have considered your response to comment 1 and continue to believe that disclosures required by GAAP should be made. With regard to the IRS matter totaling $7.6 billion, it does not appear that you have provided the disclosure required by paragraph 10 of FAS 5. Provide us revised proposed disclosure.

The Company currently discloses the amount of the asserted IRS claim, together with an estimate of the accrued interest relating thereto, as called for by paragraph 10 of FAS 5 for the years up to and including 2000, giving readers an indication of the potential exposure of the Group should the IRS prevail in full with respect to such claim. The Company has also disclosed that the IRS is likely to make additional claims for the years 2001 to date. By applying the same methodology as used by the IRS in their asserted claim for 1989 to 2000 to subsequent years, where no claim has yet been asserted, it is possible to make an estimate of the potential additional exposure for the years 2001-2005. Accordingly, the Company proposes to increase the disclosure in this regard in the 2005 Annual Report. An extract from Note 12 in the 2004 Annual Report, together with the proposed additional disclosure (in italics) to address the Staff’s comment, is provided below:

“GlaxoSmithKline has attempted to settle the US dispute, first through direct discussion with the IRS and subsequently through discussions between the US and UK authorities under the terms of the double tax convention between the two countries and discussions were terminated in July 2003. On 6th January 2004, the IRS issued a Notice of Deficiency for the years 1989-1996 claiming additional taxes of $2.7 billion. On 2nd April 2004 the Group filed a petition in the US Tax Court disputing the IRS claim and seeking a refund of $1 billion in taxes. On 25th January 2005 the IRS issued a further Notice of Deficiency for the years 1997-2000 claiming additional taxes of $1.9 billion. If the IRS claims for the years 1989-2000 were upheld, the Group would additionally be liable for interest on late payment, estimated to amount to $3.0 billion net of federal tax relief at 31st December 2004, giving a total of $7.6 billion for the years 1989-2000. The Group expects to file a petition against the tax claims for 1997-2000 in April 2005, including a further claim for refund of taxes, and will ask the Tax Court to consolidate the IRS claims for all the years 1989-2000 into a single trial. A provisional trial date for the 1989-1996 claims has been set for October 2006. As similar tax issues remain open for 2001 to date, GlaxoSmithKline expects to receive further substantial claims by the IRS for these years. If the IRS were to follow the same methodology as applied previously in respect of these later years, GlaxoSmithKline estimates that the potential unprovided exposure in respect of this dispute with the IRS for the years 1989-2004 amounts to approximately [$X billion] as of [date]. GlaxoSmithKline continues to believe that the profits reported by its US subsidiaries for the period 1989 to date, on which it has paid taxes in the USA, are more than sufficient to reflect the activities of its US operations.”

The amount of the potential unprovided for exposure would, of course, be given when this note is updated for inclusion in the 2005 Annual Report.

In addition, as stated in the September 1 Response Letter, the Company will continue to disclose its aggregate tax creditors in future Annual Reports, as it did in the 2004 Annual Report (Note 22, p. 110), and, in the legal and other disputes section of its critical accounting policies disclosure in future Annual Reports, the Company will refer specifically to its disclosure relating to tax creditors and will include appropriate cross-references to where it may be found. Finally, the Company intends to continue to update its disclosure on these tax matters in each future annual report on Form 20-F and quarterly results announcement whenever it receives any relevant new information from the IRS, or any other source, and where appropriate amend or supplement such disclosure.

Contractual Obligations and Commitments, page 72

2.            Because this table is aimed at increasing transparency of cash flow, we believe that registrants should include scheduled interest payments in the table. We note you show scheduled debt payments out to the 5 years+ category. If you have the intent and ability to repay all debt and avoid the interest payments, as you indicate in response 8, you should show the required cash flow for repayment of debt in the table in year 1. Interest should be included in the table for debt remaining outstanding for purposes of the table. Tell us how you plan to comply with this comment.

The Company agrees to include estimated future interest payments in the contractual obligations table in future Annual Reports.

Intangible Assets, page 144

3.            With regard to response 9, we continue to believe that your proposed disclosure is not adequate for the significance of the asset. “The majority of the value” could be interpreted differently. Further, your proposed disclosure does not allow an investor to understand the individual significance of, for example, Avandia, Paxil, Augmentin and Coreg. Please provide us, expanded proposed disclosure that disaggregates intangible assets under US GAAP.

As noted in the September 1 Response Letter, a significant number of individual assets comprise the balance of intangible assets under U.S. GAAP. The Company agrees to provide the following disclosures in future Annual Reports, further expanding on the table proposed in Response 9 of the September 1 Response Letter:

“Intangible assets under U.S. GAAP are analyzed as follows:

	2004	2003
	(£ millions)

Acquired products	20,061	20,061
Licenses, patents, etc.	398	129
Brands subject to amortization	1,096	1,139
Accumulated amortization and impairment – Acquired products	(9,472)	(8,007)
Accumulated amortization and impairment – Licenses, patents, etc.	(27)	(3)
Accumulated amortization and impairment – Brands subject to amortization	(134)	(85)
Net intangibles subject to amortization	11,922	13,234
Indefinite lived brands	4,075	4,115
Pensions	102	128
Intangible assets under U.S. GAAP	16,099	17,477

The acquired products are pharmaceutical products, principally arising from the acquisition of SmithKline Beecham plc, with book values net of accumulated amortization and impairment as follows:

	2004	2003
	(£ millions)

Avandia	4,190	4,539
Seroxat/Paxil	1,879	2,349
Augmentin	1,318	1,494
Coreg	320	400
Others	2,882	3,272
	10,589	12,054

The indefinite lived brands relate to a large number of Consumer Healthcare products, principally arising from the acquisitions of Sterling Winthrop Inc., SmithKline Beecham plc and the Block Drug Company, with book values as follows:

	2004	2003
	(£ millions)

Panadol	692	714
Aquafresh	347	347
Lucozade	324	324
Horlicks	319	319
Ribena	309	309
Others	2,084	2,102
	4,075	4,115	”

*               *               *

If you have any questions or require additional information with respect to the foregoing, please do not hesitate to contact me at +44 207 614 2237 or my colleague Adam Schneider at +44 207 614 2341.

Very truly yours,

/s/ Sebastian R. Sperber

Sebastian R. Sperber

cc:	Ms. Sasha Parikh, Securities and Exchange Commission
Ms. Lisa Vanjoske, Securities and Exchange Commission
Mr. Julian Heslop, GlaxoSmithKline PLC
Mr. Simon Friend, PricewaterhouseCoopers
Mr. Adam Schneider, Cleary Gottlieb Steen & Hamilton LLP

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